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                                                                       Exhibit 4

JEROME T. OSBORNE

Offices at: Corner Rtes 20 & 306               Residence: 8466 Esther Street
            P.O. Box 658                                  Mentor, Ohio 44060
            Mentor, Ohio 44061-0658                       (216) 255-2231
            (216) 942-7000

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                                October 15, 2003

GLB Bancorp, Inc.
7001 Center Street
Mentor, Ohio 44060
Attention: Board of Directors

Re: Proposal For Cash Merger Between GLB Bancorp, Inc and an Acquisition Entity to be formed by Jerome Osborne

Gentlemen:

            I have received your letter, dated October 14, 2003, outlining the rationale of the Board of Directors of GLB Bancorp, Inc. ("GLB" or the "Company") in rejecting my cash merger proposal of last Friday. I am disappointed that the Company has chosen not to consummate the proposed transaction, particularly because I have tried to work with the Special Committee and the Company to fashion a transaction that met the reasonable requirements of the Board.

            I believe the Board's conclusions regarding my ability to complete the transaction would not have proven well founded, and that the Special Committee was made aware of the proposed sources for the financing of October 10 proposal. However, whenever regulatory approvals are required, there can be no assurance that a transaction can be completed. My decision to approach the Board directly was, in part, to assure that my offer would be seriously considered without unnecessary disruption of the Company or its employees. In addition, as you know, my intention was to continue operations with current management and members of the existing Board of Directors. In that event, if I was to become the sole shareholder of the Company, I felt an agreement with the Board that the transaction would be in the best interests of the Company and its constituents was important. Since we were unable to reach such an agreement, I must withdraw my offer. If I were to continue to pursue the transaction, the uncertainty for the Company, its shareholders, employees, suppliers and customers, and the community it serves would not be constructive and could impair the value of the Company.

            I have noted that there was an important factual error in an article published in today's Cleveland Plain Dealer. Since I believe the information given to the paper may have come from the Company, I would like to correct any misimpressions that the Company may hold. The article stated that "In his latest proposal, Jerome Osborne said that, if his bid for all of the shares failed, he would pursue a tender offer for 1 million GLB shares at $21 apiece, a 25 percent premium over Sky's July offer." As even a cursory perusal of the October 10 letter will show, there is no such statement in the letter. If I had intended to pursue that course, I would have advised the Board, as I had in my previous letters.

            I wish you well with your future endeavors.



                                                        Very truly yours,

                                                        /s/Jerome T. Osborne
                                                        Jerome T. Osborne